StreetWell Crowdfunding Video Script

<u>David Lidz, StreetWell founder, speaking:</u>

When I see neighborhoods that are 50% boarded-up or torn down, in a wealthy city like Baltimore, or in the Appalachian panhandle of a wealthy state like Maryland...in the wealthiest nation in the history of the planet Earth...when I see the residents of that neighborhood somehow finding a way to smile...when I see men and women recovering from trauma or addiction or incarceration or street violence or mental illness swinging a hammer or pushing a lawn mower in that neighborhood - it's obvious to me there is inherent value in America's forgotten buildings, land and souls. Our biases have blinded us, have stripped us of our national dignity, and are robbing us of the opportunity to build wealth and joy with the resources and energies before our very eyes.

We our StreetWell, and we will acquire, renovate and hold distressed properties in a revolutionary way that is better for all involved. We will be revitalizing a portfolio of properties in America's forgotten communities, and we will turn over ownership to the workers doing the work and to the community itself. Workers on the restorations will include individuals recovering from incarceration, addiction, or other trauma. They will be participants in programs of Ladders to Ladders, which provides training in construction and renovation, emotional support, and residence for people in recovery: fostering job success and personal transformation.

We have beta'd and are now developing a 2.0 data design of a mobile app that will comprehensively measure our business performance and social impact.

We plan to build out the legal structures, tech platforms, management policies, procedures and templates to make the process scalable, so any community, anywhere in the U.S. can take full advantage of what we're designing. We are looking for impact investors to fund the acquisition and renovation of our first 100 properties. Will you join us?

We will use your investment to purchase, restore and rent out distressed homes for public vouchers or at market rate so that housing is affordable but generates a profit. You will receive a 5% return on what you put in.

You can become part of the StreetWell Investor community for as little as $1,000.00.